Exhibit 99.1

Alexco Reports Second Quarter 2018 Results

VANCOUVER, Aug. 13, 2018 /CNW/ - Alexco Resource Corp. (NYSE American:AXU) (TSX:AXR) ("Alexco" or the "Company") today reports financial results for the second quarter ended June 30, 2018. All figures are expressed in Canadian dollars unless otherwise stated. For the second quarter of 2018 Alexco recorded a net loss of $1.9 million ("M") or $0.02 per share, including a net non-cash component of $440,000 comprising depreciation, share-based compensation expense and mark-to-market adjustments of investments and derivative investments. For the second quarter of 2018 Alexco's environmental consulting business, Alexco Environmental Group ("AEG"), recognized revenues of $3.5 M with a gross profit of $1.4 M.

Second Quarter Highlights

Corporate

  The Company's cash and cash equivalents at June 30, 2018 totaled $22.4 M compared to $17.9 M at December 31, 2017, while net working capital totaled $21 M compared to $18.4 M at December 31, 2017. The Corporation's restricted cash and deposits at June 30, 2018 totalled $2.6 M compared to $7.1 M at December 31, 2017.
  Overall, Alexco reported a net loss of $1.9 M ($0.02 per share) for the three month period ended June 30, 2018 and a loss before tax expense of $1.8 M including net non-cash costs of $440,000 comprising $424,000 for depreciation and amortization, $632,000 for share-based compensation expense, $73,000 for mark-to-market adjustments on warrants offset by a non-cash mark-to-market gain of $689,000 related to an embedded derivative on Alexco's streaming agreement.
  On June 13, 2018, the Corporation completed a bought deal public offering and issued 4,703,000 flow-through common shares at a blended price of $1.92 per share for aggregate gross proceeds of $9 M.
  During the quarter, 1,153,151 warrants were exercised for proceeds to the Company of $2 M.

  On April 30, 2018 Alexco replaced $6.3 M of cash placed as security for its Keno Hill property with a surety bond. The surety instrument is collateralized with $2.4 M of cash with the resulting $3.9 M plus accrued interest being reclassified to unrestricted cash. In addition, on April 25, 2018 security posted in cash in the amount of $513,000 (US$398,000) was released to AEG on the issuance of a State of Colorado "No Further Active Remediation" filing which represents the final step in the successful completion of the Globeville Smelter Project.
  On April 12, 2018 Alexco announced the appointment of Karen McMaster to the Board of Directors. Ms. McMaster's extensive history in the mining industry has been primarily focused on legal counsel for environmental matters as well as exploration and mine development. In addition to law, Ms. McMaster has a MBA in Sustainability and has occupied a number of roles including legal counsel & investor relations advisor for Caledonia Mining Corporation, legal counsel for Rio Algom Limited and internal auditor for BHP Billiton PLC.

Mine Operations and Exploration

  On May 2, 2018 Alexco announced completion of the Bermingham underground advanced exploration decline and commencement of a 5,000 meter ("m") underground drill program of infill and exploration drilling in and around the upper portion of the Bermingham high grade silver deposit. In addition, in May 2018 Alexco commenced a 15,000 m surface exploration program to test a number of relatively shallow silver deposit targets in the vicinity of the Bermingham deposit as well as to conduct a deeper exploration program to test structural zones with the potential to host large "Hector-Calumet" style silver deposits.
  Available exploration results from these programs to date include true width intercepts at the Bear Vein ranging up to 12.28 m grading 1,019 grams per tonne ("g/t") (32.8 ounces per tonne ("oz/t")) silver in hole BMUG18-012 and 2.28 m grading 9,723 g/t (312.6 oz/t) silver in drill hole BMUG18-015. Other significant intersections from the associated Bermingham and Bermingham Footwall veins include true width intercepts of 4.17 m grading 5,373 g/t (172.8 oz/t) silver in hole BMUG18-015 and 4.26 m grading 1,958 g/t (63.0 oz/t) silver in hole BMUG18-008 (see news release dated August 9, 2018, entitled "Alexco Drills up to 12 Meters (True Width) of 1,019 Grams per Tonne Silver at Bermingham; Provide updates on Permitting and Underground Development").
  In May, Alexco commenced ramp development at the Flame & Moth deposit. As of June 30, 2018, 152 m of underground development had been driven at the Flame and Moth deposit and as of the date of this release, a total of 301 m had been driven.

Alexco Environmental Group

  AEG recognized revenues of $3.5 M in the second quarter of 2018 for a gross profit of $1.4 M achieving a gross margin of 39.0% compared to revenues of $2.5 M for the second quarter of 2017 for a gross profit of $913,000 achieving a gross margin of 36.5%. The increase in gross profit during the 2018 period was mainly due to larger US contracts in the 2018 period that utilized a higher portion of internal labour. In addition, AEG experienced increased project efficiencies across the business.
  On June 15, 2018 AEG acquired Contango Strategies Ltd. ("Contango"), a private company based in Saskatoon, Saskatchewan, for consideration of $1.4 M comprising $971,600 in cash and 237,999 common shares of Alexco with a value of $416,400. Settlement of the consideration is in two tranches with $1 M (comprising $601,600 in cash and $416,400 in Alexco common shares) paid on closing with the remaining $370,000 cash payment to be made on the first anniversary of the closing of the transaction. The acquisition includes all of Contango's operations including $450,000 in working capital, and property, plant and equipment.
  On April 3, 2018 Alexco's wholly owned US subsidiary, Alexco Water and Environment Inc. ("AWE"), entered into a Master Services Agreement with Colorado Legacy Land LLC to become the Operator of Responsible Charge for the Schwartzwalder Mine and the former Cañon City Uranium Mill reclamation and cleanup projects. These long-term arrangements are expected to take more than ten years to complete and are expected to generate revenue in excess of US$20 M for AWE

Alexco's Chairman and Chief Executive Officer Clynt Nauman said, "With 2018 beyond its halfway point I am very pleased with the progress in both businesses and especially the pace at which we move closer to our near term goal of Keno Hill being back in production. We set aggressive goals for our summer mining and exploration programs and thanks to continued hard work by our team, we remain on track to achieve those goals. Recent and ongoing exploration success is providing us with increased confidence in the tenor, shape and size of the high grade Bermingham silver deposit."

Keno Hill Exploration and Development

2018 Flame & Moth Development

In May 2018, Alexco relocated its underground mine development team and equipment to the Flame and Moth deposit to resume decline and ramp development. As of the date of this release, 301 m of primary development has been completed including supporting remuck bays and sumps.  The Flame and Moth decline is being constructed at a design of 15% grade and sized 3.7 m wide x 4.0 m high and will accommodate new underground drilling headings as well as haulage of a planned 260 tonnes of ore per day to the primary crusher which is located within 200 m of the mine portal. Approximately 292 m of ramp development remains to reach the first ore level access at the Lightning Zone within the Flame and Moth deposit.

Permitting

Alexco has the requisite permits and authorizations for future ore production from the Bellekeno, Flame & Moth, Lucky Queen, and Onek deposits. Permitting for production from the Bermingham deposit is ongoing with a positive Decision Document issued by the Yukon Government on July 27, 2018.  The Decision Document outlines a number of standard terms and conditions for development and mine production from the Bermingham deposit.  With the issuance of the Decision Document, Alexco submitted a water license amendment and renewal application to the Yukon Water Board for processing and milling ore from the Bermingham mine. The Company anticipates the issuance of the completed permits in Q1 of 2019.

2018 Surface Exploration Program

In May 2018 the Company commenced a 15,000 m, $4 M surface exploration diamond drilling program that will comprise at least 45 drill holes on a number of exploration targets. The project was initiated with two drills in early June with a third added in early August. As of the date of this release, approximately 7,300 m of surface drilling had been completed in 27 holes.

The surface exploration program will test a number of relatively shallow silver deposit targets in the vicinity of the Bermingham deposit as well as to conduct a deeper exploration program to test structural zones with the potential to host large "Hector-Calumet" style silver deposits. The surface exploration program will extend through to October 2018 with results expected to be finalized in the fourth quarter of 2018.

2018 Underground Exploration Program

In May 2018 the Company commenced installation of two diamond drill stations and mobilization of underground drilling equipment and crews to complete an initial 5,000 m of infill and exploration drilling at approximate 10 - 15 m centers for anticipated mining blocks in and around the upper portion of the high grade Bermingham silver deposit. As of the date of this release, 4,028 m of underground drilling had been completed in 24 holes.

The underground drilling program is scheduled to be completed in late August. Initial results from the 2018 underground drilling program were announced on August 9, 2018 (see news release dated August 9, 2018, entitled "Alexco Drills up to 12 meters (true width) of 1,019 grams per tonne Silver at Bermingham, Provides Update on Permitting and Underground Development"). Results from the 2018 underground drilling and the 2017 surface exploration drilling will be incorporated into a new Bermingham resource calculation to be included in the pre-feasibility study targeted for completion late in the third quarter or early fourth quarter of 2018.

Financial

Alexco's cash and cash equivalents at June 30, 2018 totaled $22.4 M compared to $17.9 M at December 31, 2017, while net working capital totaled $21 M compared to $18.4 M at December 31, 2017.

During the quarter, the Company completed a bought deal public offering with a syndicate of underwriters for aggregate gross proceeds of $9,041,150. The proceeds are being used to fund surface exploration programs, underground exploration drilling at the Bermingham deposit and development of the Flame and Moth decline. The key terms included:

  966,500 flow-through shares 'Canadian Exploration Expense' priced at $2.05 per share
  1,736,500 flow-through shares 'Canadian Exploration Expense' that also qualify as a 'flow-through mining expenditure' priced at $2.05 per share
  2,000,000 flow-through shares 'Canadian Development Expense' priced at $1.75 per share
  The underwriters received a cash commission of 6% of the gross proceeds raised.

With its cash resources and net working capital on hand at June 30, 2018, Alexco anticipates it will have sufficient capital resources to carry out all of its currently-anticipated exploration programs and service the working capital requirements of its exploration activity, environmental services business and corporate offices and administration as planned for the next twelve months.

Alexco Environmental Group and ERDC

In the second quarter of 2018 AEG recorded revenues of $3.5 M and a gross profit of $1.4 M for a gross margin of 39%, compared to revenue of $2.5 M and a gross profit of $913,000 for a gross margin of 36% in the second quarter of 2017. The increase in gross profit during the 2018 period was mainly due to larger US contracts in the 2018 period that utilized a higher portion of internal labour. In addition, AEG experienced increased project efficiencies across the business.

Under the contract with the Government of Canada on the historical cleanup at Keno Hill, Elsa Reclamation and Development Company Ltd. ("ERDC") continued to advance the consultation on the environmental assessment application for submission to Yukon Government, which is expected to occur in August 2018. ERDC also focused on engineering for the closure plan.

Alexco continues to pursue opportunities to expand its environmental services business while ensuring that it limits Alexco's balance sheet exposure to this actively growing business.

Financial Report and Conference Call for Second Quarter 2018 Results

Full details of the financial and operating results for the second quarter ended June 30, 2018 are described in Alexco's interim condensed consolidated financial statements with accompanying notes and related Management's Discussion and Analysis.  These documents and additional information on Alexco, including its annual information form, are available on Alexco's website at and on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Alexco is holding an audio webcast conference call to discuss these results at 10:30 p.m. Eastern (7:30 a.m. Pacific) on Tuesday, August 14, 2018.  To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	1-800-319-4610
Dial from outside Canada or the US:	1-604-638-5340
Conference ID#:	Ask to join the Alexco conference call
Live audio webcast:	http://services.choruscall.ca/links/alexcoq220180814.html

Participants should connect five to ten minutes before the call. The conference call will be recorded and an archived audio webcast will be available at www.alexcoresource.com.

To receive, free of charge, printed copies of Alexco's financial statements, management's discussion and analysis, annual information form and Form 40-F for any reporting period, shareholders may contact Alexco's Corporate Office directly.

Qualified Persons

The disclosure in this news release of scientific and technical information regarding exploration projects on Alexco's mineral properties has been reviewed and approved by Alan McOnie, FAusIMM, Vice President, Exploration, while that regarding mine development and operations has been reviewed and approved by Neil Chambers, P.Eng., Mine Superintendent, both who of who are Qualified Persons as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

About Alexco

Alexco Resource Corp. owns the high-grade Keno Hill Silver District in Canada's Yukon Territory. Alexco published an updated Preliminary Economic Assessment in March 2017, which anticipates the sequential development of four high grade silver deposits over an eight year mine life producing more than one million tonnes with an average grade of 843 grams per tonne silver, 3.3% lead and 4.6% zinc. Silver production is anticipated to be approximately 3.5 million ounces per year.

Alexco also operates a wholly-owned subsidiary business, Alexco Environmental Group, that provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients in North America and elsewhere.

Please visit the Alexco website at www.alexcoresource.com.

Some statements ("forward-looking statements") in this news release contain forward-looking information concerning Alexco's anticipated results and developments in Alexco's operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release.  Forward-looking statements may include, but are not limited to, statements with respect to the future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production,  the timing of activities and reports, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds.  Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements.  Such factors include, among others, risks related to actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services activities; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, Alexco has applied several material assumptions, including, but not limited to, the assumption that Alexco will be able to raise additional capital as necessary, that the proposed exploration and development will proceed as planned, and that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Alexco expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

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SOURCE Alexco Resource Corp.

View original content: http://www.newswire.ca/en/releases/archive/August2018/13/c2071.html

%CIK: 0001364128

For further information: Clynton R. Nauman, Chairman and Chief Executive Officer; Lisa May, Director of Investor Relations, Phone: (778) 945-6577, Email: lmay@alexcoresource.com

CO: Alexco Resource Corp.

CNW 18:45e 13-AUG-18